TIOMIN RESOURCES INC.

PRESS RELEASE

Tiomin finalizes financing of $4.2 million
Announces completion of Kwale Engineering Review

Toronto, Canada. June 15, 2004. Tiomin Resources Inc. (TSX: TIO) is pleased to announce that it has finalized a private placement financing of 12 million units at $0.35 per unit for total proceeds of $4.2 million. Each unit consists of one common share and one-half common share purchase warrant exercisable at $0.50 for eighteen months. The proceeds from the issue will be used for general working capital purposes and to advance the Company's Kwale titanium project in Kenya as it prepares to enter the construction phase with production commencing in 2006.

Completion of Engineering Review

In October 2003, Tiomin Resources commissioned Ausenco Limited of Australia to review the 2000 Feasibility Study of the Kwale titanium minerals project in Kenya. The Review reconfirmed several of the original project parameters including the estimated capital cost for the project of US $120 million, excluding working capital and contingencies. Variations from the original study involved the relocation of the Mineral Processing Plant adjacent to the Wet Concentrator and the removal of the ilmenite roasting and the zircon leaching circuits as they are no longer necessary. In addition, plant and tailings handling designs were reviewed in light of the 2003 pilot plant work, a new port location was adopted (Mombasa) and pricing structures altered to optimize the economics of the project in line with the latest technologies and implementation strategies.

Significant reductions in the cost of the Mineral Processing Plant were attributable to fewer process stages of high tension electrostatic and magnetic separation units for both rutile and zircon dry circuits, replacement of shaking tables with spirals in the zircon wet circuit and a reduction of footprint and materials used in the plant buildings.

The project is sensitive to fluctuations in both capital and operating cost with power supply accounting for 21% of the latter. Tiomin has just formally filed an Export Processing Zone (EPZ) application with the Government of Kenya which, if approved, would allow for significant fiscal incentives towards the processing plants. These details will be addressed in the fiscal agreement expected to be finalized in the weeks ahead. An official mining lease signing ceremony is planned by Environment Minister Dr. Newton Kulundu for July 6th in Nairobi, to be followed by a reception with government officials.

The fiscal strengths of the Kwale project are highlighted:

- Based on the assumptions used in the study: projected annual revenue of approximately C$80 million up to the sixth year; cumulative projected revenues over the 13 year mine life (excluding the North Dune) of C$860 million
- Pre-tax projected annual operating cash flow of C$47 million for the first 6 years of operation
- Excluding financing charges, pay back of initial US$120 million capital investment in 3.4 years.

These projections exclude the future economic impact that potentially can be generated from the substantial additional resources in the North Dune at Kwale and at the three other coastal deposits which are expected to follow Kwale into production.

Tiomin has received very encouraging indications from consumers for its rutile, zircon and ilmenite production. A number of consumers have already signed letters of intent and actual sales agreements for approximately 60% of the projected revenues from Kwale for the first three to five years of production. Tiomin is pursuing further long term sales agreements.

Negotiations are also underway with major international banks and other financial institutions for the Kwale project financing.

Kwale is projected to produce an average of 330,000 tonnes of ilmenite, 77,000 tonnes of rutile and 37,000 tonnes of zircon per year for the first 6 years of operation. Approximately 80% of Kwale's revenues derive from the premium priced rutile and zircon, with the remaining 20% from ilmenite sales. Both ilmenite and rutile are sources of titanium dioxide mainly used in the pigment industry, while zircon is primarily used in the ceramic industry. The indicated current market price for these minerals is US$385-$420/t for rutile, US$460-$500/t for zircon and $45-$70/t for ilmenite. This rich mineral composition sets Tiomin's Kwale deposit apart from the majority of other titanium mineral sands projects today.

Tiomin's Kwale titanium project has an audited mineral resource of 254 million tonnes of mineralized sand of which 38 million tonnes is measured and 216 million tonnes is indicated (SRK report dated December 2000) and is being designed to be mined at an annual average rate of 10 million tonnes initially. Three other coastal deposits have been outlined with a total resource of over 950 million tonnes of indicated and 1.9 billion tonnes of inferred mineral sands (G.F. Balderson, September 1997). These deposits are expected to be developed once Kwale is in production.

Dr. Nathalie Ross, a consulting geologist for Tiomin Resources, is the Qualified Person for all exploration and resource studies.
Ausenco Limited specializes in the provision of engineering services to the mining and mineral processing industry in 18 countries throughout the world and undertook the Engineering Review mentioned in this release.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, CFO ext. 232. or Donna Yoshimatsu ext. 222 or visit our website: www.tiomin.com